# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Erasca, Inc., CIK 0001761918
CUSIP: 29479A108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3115 MERRYFIELD ROW, THIRD FLOOR, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000935836-25-000535
Filed by CIK 0001792126

## Reporting persons
- Logos Global Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,600,000; sole dispositive power 0; shared dispositive power 13,600,000; aggregate amount beneficially owned 13,600,000 (4.8% of the class)
  Comment: Percentage calculated based on 283,670,139 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Logos Global Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,600,000; sole dispositive power 0; shared dispositive power 13,600,000; aggregate amount beneficially owned 13,600,000 (4.8% of the class)
  Comment: Percentage calculated based on 283,670,139 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Arsani William: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,600,000; sole dispositive power 0; shared dispositive power 13,600,000; aggregate amount beneficially owned 13,600,000 (4.8% of the class)
  Comment: Percentage calculated based on 283,670,139 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.

## Item 1. Issuer
Name of issuer: Erasca, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 300, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing:
Logos Global Management LP ("Logos Global")

Logos Global Management GP LLC ("Logos Global GP")

Arsani William

Logos Global is the investment adviser to investment funds. Logos Global GP is the general partner of Logos Global. Dr. William is a control person of Logos Global and Logos Global GP.

The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein.
Address of principal business office or, if none, residence: One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Logos Global: 13,600,000.00

Logos Global GP: 13,600,000.00

Arsani William: 13,600,000.00
Percent of class:
Logos Global: 4.8%

Logos Global GP: 4.8%

Arsani William: 4.8%
Sole power to vote or to direct the vote:
Logos Global: 0

Logos Global GP: 0

Arsani William: 0
Shared power to vote or to direct the vote:
Logos Global: 13,600,000.00

Logos Global GP: 13,600,000.00

Arsani William: 13,600,000.00
Sole power to dispose or to direct the disposition:
Logos Global: 0

Logos Global GP: 0

Arsani William: 0
Shared power to dispose or to direct the disposition:
Logos Global: 13,600,000.00

Logos Global GP: 13,600,000.00

Arsani William: 13,600,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Logos Global Management LP: /s/ Arsani William, Managing Partner (11/14/2025)
- Logos Global Management GP LLC: /s/ Arsani William, Managing Member (11/14/2025)
- Arsani William: /s/ Arsani William, Reporting person (11/14/2025)
Comment: Exhibit 99 - Agreement Regarding Joint Filing of Statement on schedule 13D or 13G